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Ricki (Ricardo) Ruiz · 3rd

Community Services Coordinator at City of Gresham

Portland, Oregon Area · 500+ connections · Contact info

Southern New Hamp
University

Experience

G

City of Gresham
5 yrs 5 mos

Community Services Coordinator
Jun 2018 – Present · 2 yrs 4 mos
Gresham Oregon

Development, implementation, and promotion to a variety of youth/family, public safety, and outreach/engagement-related programs to meet the changing needs of the community as identified by City Council.

List of responsibilities & duties:

Coordinate the Neighborhood Watch Program, Youth Advisory Council, Youth Recreation Programs, and General Community Outreach by implementing community engagem ...see mor

Crime Prevention Specialist / Community Outreach
May 2016 – May 2018 · 2 yrs 1 mo
1333 NW Eastman Parkway Gresham, OR

Serve as the only Crime Prevention Specialist serving the residents of Gresham. Work includes safety preparedness, neighborhood watch, youth crime prevention through sports programs, and a wide variety of education being shared both
neighborhood residents.

 **in** Q Search

Government and Community Relations Intern
Sep 2015 – May 2016 · 9 mos
1333 NW Eastman Parkway

Work close with the Office of Governance and Ma
Advising, City Manager and Mayor.

Community Outreach Intern
May 2015 – Sep 2015 · 5 mos
Gresham, Oregon

Provide community outreach and assist with the p
include Rockwood Promise Zone, Vance Park Futs

 **School Board Director Position #7**
Reynolds School District
May 2017 – Present · 3 yrs 5 mos

The Board of Directors of the Reynolds School Dis
community members who serve for four-year tern
large. The Student Board Representative, a high s
serves as a non-voting member for one year to re

 🔗 **UPDATE: Reynolds
Schools has new boar...**

Rockwood Initiative
6 yrs 4 mos

Co-Founder
Oct 2015 – Present · 5 yrs

Co-Founder and CEO of the Rockwood Initiative, a community formed organization working
under the 501 (c) 3 status. The mission is to empower and educate diverse communities by
providing health and sporting opportunities in growing cultural communities.

...**see mor**

Community Activist / Founder
Jun 2014 – Present · 6 yrs 4 mos
Gresham Oregon

Community formed group to empower leadership via sports in the Rockwood community.

 **Warner Pacific College**

    

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May 2015 – May 2016 · 1 yr 1 mo

Oversee the college activities board to ensure Wa
and involved in all activities offered in and out of

Intramural Director (College Activities Board)
Aug 2014 – May 2015 · 10 mos
2219 SE 68th Ave Portland, OR 97215

Run all intramural sports for the student body of V
volleyball, dodgeball and basketball.

A&T Technician 1 Intern
Multnomah County
Jun 2013 – May 2015 · 2 yrs

Work with Multnomah County Special Programs a
Sales of trims of land adjacent to various adjacent
Zoning work of properties and businesses that ap

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Education

 **Southern New Hampshire University**
Master of Business Administration (MBA)
2016 – 2018

Media (1)



**Local soccer advocate receives
scholarship**

 **Warner Pacific College**
Social Entrepreneurship
2012 – 2016

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 2012 – 2014

Volunteer Experience

School Board Director Position #7
Reynolds School District
May 2017 – Present • 3 yrs 5 mos
Education

Youth Violance Prevention Community Adv
STRYVE
Oct 2017 – Present • 3 yrs
Human Rights

Community Activist / Co - Founder
Rockwood Initiative
Jun 2014 • 1 mo

Community based group which advocates for hea
activities and sports.

Show 3 more experiences ⌄

Skills & Endorsements

Community Outreach · 30

G   Endorsed by **3 of Ricki's colleagues at City of Gresham**

Leadership · 26

 Endorsed by **Jose Joel Cazares and 1 other who** is highly skilled at this    Endorsed by **8 of Ricki's colleagues at W Pacific University**

Event Planning · 22

 Endorsed by **Simeon Jacob (they/he) and 2** others who are highly skilled at this   

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